7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258

September 14, 2011

VIA EDGAR

Mr. Mark A. Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Re:       ING Variable Funds Form N-14

SEC File No.  333-176321

Dear Mr. Cowan,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on September 9, 2011 in connection with the Form N-14 proxy statement/prospectus (the “Proxy Statement/Prospectus”) that was filed on August 5, 2011 by ING Variable Funds, Inc. (the “Registrant”) with respect to the reorganization of ING Core Growth and Income Portfolio with and into ING Growth and Income Portfolio.  Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.               Comment: With respect to the outside front cover page of the prospectus, please include the information that is required by Item 1(b)(3) and (4) of Form N-14.

Response:  The Registrant has determined not to revise the Proxy Statement/Prospectus in response to this comment.  The Registrant includes the information requested by Items 1(b)(3) and (4) of Form N-14 on the cover page of the Proxy Statement/Prospectus, which immediately follows the letter to shareholders and notice of special meeting of shareholders.  The Registrant notes that this practice is consistent with prior N-14 filings made by the Registrant and other registrants in the ING fund complex.

2.               Comment:  With respect to the Fee Table and Expense Example:

a.               Please include pro forma fees for the registrant, if different, after giving effect to the transaction, in the table of Annual Portfolio Operating Expenses.

Response:  In the paragraph immediately preceding the Annual Portfolio Operating Expenses table and the Expense Example, the Registrant has added the following disclosure:  “Pro forma fees and expenses, which are the estimated fees and expenses of Growth and Income Portfolio after giving effect to the Reorganization, would be the same as the current fees and expenses of Growth and Income Portfolio.”  In addition, the Registrant has revised the column of the Annual Portfolio Operating Expenses table regarding the ING Growth and Income Portfolio to include the caption “Current and Pro Forma.”

b.              Please provide examples assuming the merger of the acquired fund into the acquiring fund.

Response:  In addition to the revision to the paragraph immediately preceding the Annual Portfolio Operating Expenses table and Expense Example discussed in reference to Comment 2.a, the Registrant has revised the columns of the Expense Example table relating to the ING Growth and Income Portfolio to include the caption “Current and Pro Forma.”

c.               We were not able to recalculate the dollar amounts in the expense example for the 3, 5 & 10 year amounts for class ADV and S2 of the Core Portfolio.  Our calculations result in $438, $793 and $1,793 for class ADV and $380, $680, $1,531 for class S2.  Please confirm that the dollar amounts in the expense example are correct.

Response:  The Registrant has corrected these errors in the Proxy Statement/Prospectus.

3.               Comment: Regarding the presentation of performance:

a.               With respect to the bar charts, please label the zero axis.  Also, please use a negative sign rather than parenthesis to show negative performance.

Response:  The Registrant appreciates the comment with respect to the zero axis but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. With regard to the use of a negative sign rather than parentheses, the Registrant is not able at this time to coordinate the different technologies in use for its content management system, accounting system and XBRL systems to implement the change.  The Registrant will take these comments under consideration for future filings.

b.              With respect to the Average Annual Total Returns, please consider including spacing between each class (and each portfolio) in order to make it easier for a reader to navigate the table.

Response:  The Registrant has revised the Average Annual Total Returns table in response to this comment.

4.               Comment: With respect to the Financial Highlights, the table should indicate that contract expenses are not reflected and that these charges would reduce total return.

Response: The Registrant has revised the Proxy Statement/Prospectus in response to this comment by adding the following disclosure to the introductory text preceding the table: “The financial highlights table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan.  If these charges or expenses were included, the total return would be lower.”

5.               Comment: With respect to the Financial Statements, please include updated financial statements in a pre-effective amendment.

Response: The Registrant has included the updated financial statements in the Proxy Statement/Prospectus.

6.               Comment:  Please provide the usual Tandy representation.

2

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650.

Very truly yours,

/s/Kristen Freeman
Kristen Freeman
Vice President and Counsel
ING Investment Management - ING Funds

Attachments

cc:                                 Huey P. Falgout, Jr., Esq.

Directed Services LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

3

Attachment A

7337 East Doubletree Ranch Road, Suite 100 Scottsdale, AZ 85258

September 14, 2011

VIA EDGAR

Mr. Mark A. Cowan, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Variable Funds

SEC File No.  333-176321

Dear Mr. Cowan:

ING Variable Funds (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:                                 Jeffrey S. Puretz, Esq.

Dechert LLP